SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010.

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to __________________

Commission file number 1-1373

A.	Full title of the plan and the address of the plan if different from that of the issuer named below:

MODINE 401(K) RETIREMENT PLAN FOR SALARIED EMPLOYEES

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

MODINE MANUFACTURING COMPANY

1500 DeKoven Avenue, Racine, Wisconsin 53403-2552

MODINE 401(K) RETIREMENT PLAN
FOR SALARIED EMPLOYEES

INDEX TO FINANCIAL STATEMENTS, SUPPLEMENTAL SCHEDULES, AND EXHIBITS

NOTE:	Supplemental schedules required by the Employee Retirement Income Security Act of 1974 that have not been included herein are not applicable.

Index

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Modine Manufacturing Company Advisory Committee for Modine 401(k) Plans
and Plan participants of the Modine 401(k) Retirement Plan for Salaried Employees
Modine Manufacturing Company
Racine, Wisconsin

We have audited the accompanying statements of net assets available for benefits of the Modine 401(k) Retirement Plan for Salaried Employees ("the Plan") as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2010 financial statements taken as a whole.

/s/Crowe Horwath LLP
Crowe Horwath LLP

Oak Brook, Illinois
June 27, 2011

Index

MODINE 401(K) RETIREMENT PLAN
FOR SALARIED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2010 and December 31, 2009

	2010	2009
ASSETS

Investments, at fair value (Note 3)
Participant-directed investments	$133,055,265	$115,153,085

Cash	75	50

Receivables:
Pending trades	16,602	-
Employer contribution	3,249,779	3,460,172
Participant contribution	152,233	138,741
Notes receivable from participants	632,167	655,738
Accrued interest and dividends	61,695	56,385
Total receivables	4,112,476	4,311,036

Total assets	137,167,816	119,464,171

LIABILITIES

Accrued Expenses	14,355	14,505

Net assets reflecting all assets at fair value	137,153,461	119,449,666

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(214,174)	105,672

Net assets available for benefits	$136,939,287	$119,555,338

The accompanying notes are an integral part of the financial statements.

Index

MODINE 401(K) RETIREMENT PLAN
FOR SALARIED EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2010

Additions:
Investment Income
Gain from Master Trust (Note 3)	$7,034,413
Net appreciation in fair value of investments	11,130,696
Interest	415,984
Dividends	1,062,976
Total Investment income	19,644,069
Contributions
Participant	4,285,704
Employer	3,250,912
Rollover contributions	117,941
Total contributions	7,654,557

Total additions	27,298,626

Deductions:
Distributions to participants	9,745,530
Administrative costs	224,202
Total deductions	9,969,732
Net increase before transfers	17,328,894
Transfers from other Plan (Note 8)	55,055
Net increase in net assets available for benefits	17,383,949

Net assets available for benefits:
Beginning of year	119,555,338
End of year	$136,939,287

The accompanying notes are an integral part of the financial statements.

Index

MODINE 401(K) RETIREMENT PLAN
FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

1.	Description of Plan

The following description of the Modine 401(k) Retirement Plan for Salaried Employees ("the Plan") provides only general information on the Plan.  Participants should refer to the Plan agreement for a more complete description of the Plan‘s provisions.

A.	General

The Plan is a 401(k) profit sharing plan covering all eligible salaried employees of Modine Manufacturing Company and its U.S. subsidiaries ("the Company"), who have one hour of service.  Eligible employees who elect to participate are referred to as Participants.  The Plan was established on January 1, 1999 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

B.	Contributions

Plan Participants enter into a salary reduction agreement wherein the Participant elects a reduction in compensation, which the Company contributes to the Plan.  Participants direct investment of their contributions into various investment options offered by the Plan.  The Plan currently offers several investment alternatives.  Participants may contribute up to 50% of their compensation including overtime, but before bonuses, commissions or taxable fringe benefits.  Participants may transfer into the Plan certain assets previously held under another tax-qualified plan.

The Company made matching contributions equal to 50% of Participant contributions which did not exceed 5% of total compensation.  The Company has the discretion to make an additional contribution and match all or any portion of the Participant’s contribution.  During 2010 the Company contributed $1,052,129 in matching contributions.  The matching and discretionary contributions, if any, are invested based on the Participants’ investment elections for Participant contributions.

In addition, the Company makes a separate, discretionary contribution annually to the Plan for all salaried employees.  The contribution is invested in the same funds in the same proportion as the employee’s contributions.  If the employee is not contributing to the Plan, the fund is invested in the Target Date Retirement fund most closely tied to the participant’s 65th birthday.  During 2010, the Company contributed $2,198,783 in discretionary contributions which was equal to 4% of eligible employee compensation.

Participant and Company contributions are subject to certain statutory limitations.

C.	Participant Accounts

Each Participant account is credited with the Participant’s contributions and allocations of the Company’s matching contribution, the Company’s discretionary contribution, and Plan earnings.  Allocations of contributions and investment earnings are based on the Participant contributions or account balances, as provided by the Plan.  The net appreciation (depreciation) in fair value of investments is also allocated to the individual Participant accounts based on each Participant’s share of fund investments.  The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account.

Index

NOTES TO FINANCIAL STATEMENTS, continued

1.	Description of Plan, continued

Participants will be allowed to put no more than 20% of their payroll contributions into the Modine Stock Fund. Participants with more than 20% or more of their account balance in the Modine Stock Fund will not be allowed to transfer any of their balance into the Modine Stock Fund.

D.	Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon.  Participants with an employment commencement date prior to January 1, 2001 are 100% vested in the Company’s contributions.  Participants with an employment commencement date subsequent to December 31, 2000 will vest in the Company’s contributions after three years of service, except as noted in Note 5 where certain employees were fully vested due to a partial plan termination.  All Thermacore, Inc. employees who were employed on or before December 31, 2001 were 100% vested in their Matching Account prior to the sale of Thermacore, Inc. on May 1, 2008.  A year of vesting credit is granted each anniversary of the employee’s hire date.

E.	Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 and a maximum of $50,000 or 50 percent of their vested account balances, whichever is less.  The maximum loan repayment term is five years, except for loans to purchase a primary residence.  Loans bear interest at the Marshall & Ilsley Bank prime rate plus 1%.  All principal and interest payments are credited to Participant account balances according to current investment directions in effect for new contributions at the time of each loan repayment.  Effective January 1, 2007, the loan policy was changed to impose a 12 month waiting period following loan repayment, increase the loan origination fee and increase the interest rate to Prime rate plus 2% for general purpose loans and a 15-year mortgage rate for home loans. Effective December 1, 2010, the imposition of a 12 month waiting period following loan repayment was removed.

F.	Distributions

If a Participant retires, dies, terminates employment, or incurs a permanent disability, distributions of their account will be made in a lump sum; provided, however, that the timing and form of distributions are subject to certain minimum balances and age restrictions as provided by the Plan.

G.	Withdrawals

The Plan provides for both hardship and non-hardship withdrawals.  Contributions may only be withdrawn without penalty on or after age 59½ or in the event of retirement, death, disability, or termination on or after age 55.  Financial hardship includes certainmedical expenses, purchase of a primary residence, tuition and related education fees, or to prevent eviction from, or foreclosure of the mortgage on, the primary residence.

H.	Forfeited Accounts

Forfeited nonvested accounts are first used to pay Plan expenses. Any remaining forfeitures are used to reduce the Employer Matching Contributions.  During the Plan year forfeitures totaling $62,631 were used to reduce Employer Matching Contributions. At December 31, 2010 and 2009, there were forfeitures in the amount of $106,375 and $156,829, respectively, available to offset future contributions to the Plan.

Index

NOTES TO FINANCIAL STATEMENTS, continued

1.	Description of Plan, continued

I.	Administrative Expenses

Most expenses of administering the Plan are borne by the Plan.

J.	Trustee

As of December 31, 2010 and 2009, the assets of the Plan were held under an Agreement of Trust by Marshall & Ilsley Trust Company N.A. (the “Trustee”), Milwaukee, Wisconsin.

2.	Summary of Significant Accounting Policies

A.	Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting, in accordance with U.S. generally accepted accounting principles.

B.	Adoption of New Accounting Standard

In September 2010, the FASB amended existing guidance with respect to the reporting of participant loans for defined contribution pension plans.  The guidance requires that loans issued to participants be reported as notes receivable, segregated from plan investments, and be measured at their unpaid principal balances plus accrued but unpaid interest.  This guidance is effective for reporting periods ending after December 15, 2010, and is to be applied retrospectively to all periods presented comparatively. The adoption of this guidance by the Plan resulted in a reclassification from investments to notes receivable from participants of $655,738 on the statement of net assets available for benefits as of December 31, 2009. Adoption had no effect on the Plan’s net assets available for benefits.

C.	Modine Manufacturing Company Stock Master Trust:

A portion of the Plan’s investments are in the Modine Manufacturing Company Stock Master Trust Fund (“Master Trust”) which was established for the investment of assets of the Plan and several other defined contribution plans sponsored by Modine Manufacturing Company.  Each participating retirement plan holds units of participation in the Master Trust.  The assets of the Master Trust are held by the Trustee. Investments, investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon their interests in the participant-directed Modine Company Common Stock Fund.

D.	Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs.

Index

NOTES TO FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued

The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements).  The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3:  Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.  Transfers between hierarchy measurement levels are recognized by the Plan as of the beginning of the reporting period.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan and those held as underlying investments of the Master Trust as of December 31, 2010 and 2009.

Plan Interest in Master Trust: The fair value of the Plan’s interest in the Master Trust reflects the Plan’s interest in the fair value of the underlying net assets of the Master Trust.

Modine common stock and mutual funds:  The fair values of mutual fund investments and Modine common stock are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Collective trusts:  The fair values of participation units held in collective trusts, other than stable value funds, are based on their net asset values, as reported by the managers of the collective trusts and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date (level 2 inputs). The investment objective of the collective trust classified as fixed income is to achieve investment returns primarily from income and secondarily from capital appreciation.  The fixed income collective trust may invest  a maximum of 30% of its assets in equity securities and no less than 70% of its assets in fixed income securities.  The investment objectives of the collective trusts classified as equity funds are to achieve a blended investment return from income and capital appreciation.  The equity fund collective trusts will allocate between 30% and 70% of their assets to equity securities and may invest in money market deposit accounts, stable principal funds, domestic and international bond funds, small, mid and large capitalization domestic stock funds and international stock funds.

Index

NOTES TO FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued

Each collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.

Stable value fund:  The fair value of participation units  in the stable value collective trust are based upon the net asset values of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund (level 2 inputs). The investment objective of the fund is to maintain safety of principal while generating a level of current income generally exceeding that of a money market fund.  The fund invests mainly in traditional and synthetic guaranteed investment contracts.  The stable value fund provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.

Money market deposit accounts: Fair values of money market deposit account balances have been determined based upon their quoted redemption prices and recent transaction prices of $1.00 per share (level 2 inputs), with no discounts for credit quality of liquidity restrictions.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2010 Using:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs

	(Level 1)	(Level 2)
Investment (other then interest in master trust and participant loans)

Mutual Fund
Life Cycle	$5,501,372	$-
Fixed Income	7,439,823	-
Equity – Institutional Index Funds	14,833,526	-
Equity – Common Stock Funds	6,674,729	-
Equity – Mid Cap Funds	11,409,010	-
Equity – Small Cap Funds	13,896,804	-
Equity – Growth Funds	6,757,403	-
International	8,929,909	-
Collective Trust Funds
Fixed Income Stable Value	-	16,511,640
Fixed Income	-	4,774,859
Equity	-	10,332,410

Index

NOTES TO FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued

	Fair Value Measurements at December 31, 2009 Using:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs

	(Level 1)	(Level 2)
Investment (other then interest in master trust)

Mutual Fund
Life Cycle	$4,359,629	$-
Fixed Income	7,289,302	-
Equity – Institutional Index Funds	12,592,344	-
Equity – Common Stock Funds	6,284,665	-
Equity – Mid Cap Funds	8,660,379	-
Equity – Small Cap Funds	10,994,567	-
Equity – Growth Funds	5,985,994	-
International	8,722,262	-
Collective Trust Funds
Stable Value	-	18,651,764
Fixed Income	-	5,289,295
Equity	-	8,950,756

E.	Fully Benefit-Responsive Investment Contracts:

While Plan investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits.  Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses.  Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  The Plan holds an indirect interest in a fully benefit-responsive contract through its investment in the Marshall & Ilsley Stable Principal Value Fund.

F.	Risks and Uncertainties:

The Plan and Master Trust invest in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, liquidity and credit risks.  Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Index

NOTES TO FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued

G.	Notes Receivable from Participants

Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

H.	Master Trust Investment:

Investment in the Master Trust, consisting primarily of Modine Common Stock with a small amount in money market investments, is valued at this Plan’s proportionate share of the aggregate net asset value of the Master Trust’s assets.  The net asset value per unit is calculated by dividing the fund’s total fair value by the outstanding number of Participant units.  The units are updated daily based upon Participant activity.  At December 31, 2010 and 2009, the total number of units of the Master Trust was 2,162,996 and 2,479,575 respectively. The number of units and fair value of the Master Trust held by the Plan is as follows:

	December 31, 2010	December 31, 2009
Units	1,334,385	1,499,278
Market Price	$25,993,780	$22,372,128

I.	Net Appreciation (Depreciation) in Fair Value of Investments

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

J.	Withdrawals and Distributions

Withdrawals and distributions from the Plan are recorded at the fair value of the distributed investments, plus cash paid in lieu of fractional shares, where applicable.  Withdrawals and distributions are recorded when paid.

K.	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Index

NOTES TO FINANCIAL STATEMENTS, continued

3.	Investments

The following presents the fair values of investments that represent 5 percent or more of the Plan’s net assets:

	December 31, 2010		December 31, 2009
M&I Stable Principal Fund (Contract values: 2010 - $16,297,466 / 2009 - $13,757,436)	$16,511,640		$13,651,764
Vanguard Institutional Index Fund	14,833,526		12,592,343
Dodge & Cox Stock Fund	6,674,729	*	6,284,665
Wells Fargo Small Cap Value Fund	11,933,313		10,245,358
Fidelity Advisor Diversified Intl Fnd #734	7,198,951		6,827,667
American Funds Growth Fund of America	6,757,403	*	5,985,994
Pimco Funds	5,813,032	*	6,010,036
Modine Manufacturing Company Stock Master Trust Fund	25,993,780		22,372,128

* Did not meet the 5% threshold, however is presented for comparative purposes

During 2010, the Plan’s investments held outside of the Master Trust appreciated in value by $11,130,696 as follows:

Collective funds	$1,882,995
Mutual Funds	9,247,701

$11,130,696

The Plan’s net investment gain from the Master Trust during 2010 was $7,034,413.

4.	Master Trust Information

The Plan’s allocated share of the Master Trust’s net assets at December 31, 2010 and 2009 is as follows:

	Plan’s Share of Master Trust’s Net Assets

	2010	2009
Modine Manufacturing Company Stock Master Trust Fund	61.69%	60.47%

Index

NOTES TO FINANCIAL STATEMENTS, continued

4.	Master Trust Information, continued

The following net assets are held in the Master Trust at December 31, 2010 and December 31, 2009:

	2010	2009
Investments at fair value
Modine Common Stock	$40,996,384	$35,385,166
Cash and cash equivalents	1,138,536	1,514,376
Receivables (payables), net	170	260
Due from broker	-	100,259
Net Assets	$42,135,090	$37,000,061

Investment income (loss) for the Master Trust for the year ended December 31, 2010 is as follows:

Net appreciation in fair value of Modine Common Stock	$10,806,767
Interest	2,534
Total	$10,809,301

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2010 Using:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs
	(Level 1)	(Level 2)
Investments
Common Stock	$40,996,384
Money market deposit account		$1,138,536

	Fair Value Measurements at December 31, 2009 Using:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs
	(Level 1)	(Level 2)
Investments
Common Stock	$35,385,166
Money market deposit account		$1,514,376

Index

NOTES TO FINANCIAL STATEMENTS, continued

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  If the Plan were terminated, Participants would receive benefits under the Plan based on their respective account balances accumulated to the date of the termination of the Plan.  All Participants would become 100% vested upon Plan termination.

The Plan incurred a partial termination due to 20% or greater reduction in plan participation during 2009 and 2010. Upon the partial termination, the Plan fully vested the employer contribution and discretionary contribution accounts of those active participants whose employment was terminated in conjunction with these layoffs. If a participant was already fully vested when his/her employment terminated, no additional action was implemented.

6.	Tax Status

The Plan is intended to be a qualified profit sharing plan under Section 401(a) and 401(k) of the Internal Revenue Code ("the Code"), and as such, is not subject to Federal income taxes.  The Plan obtained its latest determination letter dated August 12, 2004 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code.  Although the Plan has been amended since receiving the determination letter, Plan management believes that the Plan is designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	Party-In-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others.  At December 31, 2010 and 2009, the Plan held units of a master trust and collective trust funds trusteed by or managed by Marshall & Ilsley Trust Company N.A.  Marshall & Ilsley Trust Company N.A. is the Plan Trustee and trustee of the Master Trust; therefore these investments and transactions therein are considered party-in-interest.

The Plan holds units in the Master Trust, which holds underlying assets including Modine Manufacturing Company stock. Modine Manufacturing Company is the plan sponsor; therefore, these investments and transactions therein are considered party-in-interest.  See Note 4 for the dollar value of Modine Manufacturing Company stock held by the Master Trust and the Plan’s share of the Master Trust assets. Dividends of $0 were paid on these shares during the year ended December 31, 2010.

Participants are also allowed to take notes from their accounts in the Plan.  These notes also qualify as party-in-interest transactions and totaled $632,167 and $655,738 at December 31, 2010 and 2009, respectively.

Professional fees for the administration and audit of the Plan for 2010 of $224,202 were paid by the Plan, including fees for investment services, audit services, loans, attorneys and certain other administrative expenses.  These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

Index

NOTES TO FINANCIAL STATEMENTS, continued

8.	Transfers

From time to time, changes in employee status require the transfer of funds between the Modine 401(k) Retirement Plan for Hourly Employees and the Modine 401(k) Retirement Plan for Salaried Employees. Transfers reflected in the statement of changes in net assets available for benefits resulted from these types of transfers.

Index

SUPPLEMENTAL SCHEDULE

Index

MODINE 401(K) RETIREMENT PLAN
FOR SALARIED EMPLOYEES

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2010

Plan Sponsor:  Modine Manufacturing Company
EIN:  39-0482000
Plan Number:  024

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

		Collective Trusts
*	Marshall & Ilsley Trust Company	Stable Principal Fund	**	$16,297,466
*	Marshall & Ilsley Trust Company	Diversified Income Fund	**	4,774,859
*	Marshall & Ilsley Trust Company	Growth Balanced Fund	**	5,366,739
*	Marshall & Ilsley Trust Company	Diversified Stock Fund	**	4,965,671

		Mutual Funds
	The Vanguard Group	Vanguard Institutional Index	**	14,833,526
	Dodge and Cox	Dodge & Cox Stock	**	6,674,729
	Goldman Sachs	Goldman Sachs Mid Cap	**	5,968,711
	Wells Fargo	Small Cap Value Fund	**	11,933,313
	PIMCO Funds	Pimco Fds Total Return	**	5,813,032
	Vanguard Group Inc.	Vanguard Small Cap Index	**	1,963,491
	Munder Capital Management	Munder Mid Cap Core	**	4,071,263
	Vanguard Group Inc.	Vanguard Mid Cap Index	**	1,369,036
	Dimensional Fund Advisors LP	DFA International Value	**	1,164,094
	Vanguard Group Inc.	Vanguard Developed Mkt Ind	**	566,864

Index

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2009, Continued

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2015	**	$1,493,033
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2005	**	252,961
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2010	**	471,300
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2020	**	646,436
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2050	**	52,306
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2045	**	301,823
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2035	**	667,024
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2025	**	439,242
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2030	**	1,003,417
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2040	**	173,830
	Vanguard Group Inc.	Vanguard Inter Term BD	**	1,626,791
	Fidelity Advisor Series VIII	Fidelity Advisor Div Intl Fund # 734	**	7,198,951
	American Funds, Inc.	Amer. Growth Fund 2505	**	6,757,403

		Other
*	Marshall & Ilsley Trust Company	Modine Manufacturing Company Stock Master Trust Fund (Common Stock and Marshall Money Market Fund)	**	25,993,780

*	Participant Loans	5.25 - 10.25% interest rate, various maturity dates through April 1, 2016		632,167

				$133,473,258

* Represents party in interest to the Plan.
** Investments are Participant directed; cost not required to be disclosed.

Index

EXHIBITS TO ANNUAL REPORT ON FORM 11-K

The exhibits listed below are filed as part of this Annual Report on Form 11-K.  Each exhibit is listed according to the number assigned to it in the Exhibit Table of Item 601 of Regulation S-K.

Exhibit
Number	Description

23.1	Consent of Independent Registered Public Accounting Firm, filed herewith.

Index

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee which administers the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

MODINE 401(k) RETIREMENT PLAN
FOR SALARIED EMPLOYEES

6-27-11	/s/ Michael B. Lucareli
Date	Michael B. Lucareli